

16022303

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-25027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Atlantic Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 HOPMEADOW STREET, SUITE 200, PARKVIEW BUILDING
(No. and Street)

SIMSBURY (City) CT (State) 06089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd, Ste 500 (Address) Boston (City) MA (State) 02210 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

 Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GLOBAL ATLANTIC DISTRIBUTORS, LLC

Statement of Financial Condition
As of September 30, 2016

PUBLIC

GLOBAL ATLANTIC DISTRIBUTORS, LLC
Statement of Financial Condition

INDEX



Report of Independent Registered Public Accounting Firm

To the Management of Global Atlantic Distributors, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Global Atlantic Distributors, LLC as of September 30, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
November 22, 2016

Statement of Financial Condition

	As of September 30, 2016
Assets	
Cash	$ 10,641,473
Prepaid expenses	51,667
Total assets	**$ 10,693,140**
Liabilities and member's equity	
Payable to affiliate	$ 4,191,455
Accounts payable and accrued expenses	3,500,062
Income taxes payable	738,681
Total liabilities	8,430,198
Member's equity	2,262,942
Total liabilities and member's equity	**$ 10,693,140**

The accompanying notes are an integral part of this financial statement.

Note 1.
Description of Business

Global Atlantic Distributors, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Forethought Financial Group, Inc. ("FFG"), which is a wholly-owned subsidiary of Global Atlantic (Fin) Company ("FinCo"), a Delaware company. Prior to May 2016, the Company operated under the name of Forethought Distributors, LLC.

On December 31, 2015, the Company merged with Epoch Securities, Inc. ("Epoch"), an affiliated company. Epoch also was registered as a broker-dealer and member of FINRA. In accordance with the merger agreement, the Company received Epoch's net assets and equity, and Epoch then dissolved with the Company being designated the surviving entity.

The Company acts as the principal underwriter and distributor of variable insurance products issued by Forethought Life Insurance Company ("FLIC") and Commonwealth Annuity and Life Insurance Company ("CWA"). Both FLIC and CWA are wholly-owned subsidiaries of FinCo. Additionally, the Company offers common remitter services to certain retirement plan providers.

Note 2.
Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company has followed the accounting guidance relevant to business combinations for entities under common control, specifically Financial Accounting Standards Board Accounting Standards Codification ("ASC") 250-10-45-21, *Change in Reporting Entity*, and ASC 805-50-45-2, *Business Combinations, Transactions between Entities under Common Control.* As a result, related to the merger with Epoch (as described in **Note 1**), the Company's financial position had the following additions on October 1, 2015:

Cash	$ 4,121,760
Receivable from affiliate	67,806
Total assets	$ 4,189,566
Payable to affiliate	$ 125,887
Accrued expenses and liabilities	50,737
Member's equity	4,012,942
Total liabilities and member's equity	$ 4,189,566

The Company's statement of financial condition as of September 30, 2016 includes a payable account with an affiliated entity.

Note 3.
Significant Accounting Policies

The Company's significant accounting policies include the use of estimates which is discussed below. All other significant accounting policies are included in the following footnotes:

Use of Estimates
Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

Cash
The Company maintains cash deposits in non-interest bearing accounts in the ordinary course of business. At September 30, 2016, cash is comprised of amounts held in third-party financial institutions.

Note 4.
Transactions with Related Parties

The Company participates in a services and expense agreement with FLIC and Service Co, by which the Company receives management and administrative support services required to conduct its business, and through which the Company provides underwriting and distribution services to FLIC and CWA.

This services and expense agreement with affiliated companies gives rise to an intercompany payable account which is settled in cash on a monthly basis. As of September 30, 2016, the Company has a net intercompany payable with FLIC of $4.2 million.

The Company has a tax agreement with another affiliate. See **Note 6, Income Taxes**, for additional information regarding this matter.

Note 5.
Contingencies

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. As of September 30, 2016, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

Note 6.
Income Taxes

Provision for Taxes

The Company is a party to a written agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is part of a consolidated federal income tax return. The written tax agreement is between the Company and FinCo. In general, the allocation to the Company under the agreement is based on the separately computed liability of the Company with credit provided for losses used by other group members.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no deferred tax assets at September 30, 2016. The Company had an income tax liability of $0.7 million at September 30, 2016.

Unrecognized Tax Benefits

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its provision for taxes. As of September 30, 2016, the Company did not record a liability related to accounting for uncertainty in income taxes.

Since January 1, 2013, the Company is included in FFG's federal, state and local income tax returns and files separate income tax returns in several state and local jurisdictions. All tax years since January 1, 2013 for the Company, and between January 1, 2011 and December 31, 2015 for Epoch, remain open for examination.

Note 7.
Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of September 30, 2016, the Company had regulatory net capital, as defined by Rule 15c3-1, of $2.2 million, which exceeded the amount required by approximately $1.9 million.

As it relates to its common remitter services, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Customer funds deposited in the bank account have not been commingled with the proprietary activities of the Company and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007.

Note 8.
Subsequent Events

Management of the Company has performed an evaluation of subsequent events through November 22, 2016, which is the date the financial statements were available to be issued. As such, management has concluded that no subsequent events exist which require disclosure in these financial statements.